File No. 70-8579

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

              FIFTH CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                            NATIONAL FUEL GAS COMPANY

                    (Name of top registered holding company)

                                  A. M. Cellino
                                    Secretary
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this declaration to:

                              Kyle G. Storie, Esq.
                               10 Lafayette Square
                             Buffalo, New York 14203

                  Applicant, National Fuel Gas Company (the "Company"), filed a Declaration on Form U-1 under the Public Utility Holding Company Act of 1935 (the "Act") relating to the issuance and sale from time to time by the Company, through December 31, 2000, of up to 2,000,000 shares of its authorized but unissued common stock, $1 par value (the "Additional Common Stock"), pursuant to a Dividend Reinvestment and Stock Purchase Plan (the "Plan").

                  On March 30, 1995, the Securities and Exchange Commission issued an Order granting and permitting the Declaration to become effective.

                  The Company hereby certifies that 39,907 shares of the Additional Common Stock were issued and sold under the Plan, on the dates indicated below, in accordance with the terms and conditions and for the purposes represented by the Declaration and in accordance with the aforesaid Order of the Securities and Exchange Commission with respect thereto.


                          Date         Shares Issued
                          ----         -------------

                        10/15/96          36,230
                        11/15/96           1,823
                        12/15/96           1,854
                                          ------
                                          39,907

                                    SIGNATURE

                  Pursuant to the requirements of the Act, the Company has duly caused this certificate to be signed on its behalf in the City of Buffalo and State of New York on the 6th day of January, 1997.

                                        NATIONAL FUEL GAS COMPANY



                                        By: /s/Joseph P. Pawlowski
                                           -------------------------------------
                                            Joseph P. Pawlowski
                                            Treasurer and
                                            Principal Accounting Officer